RCMW GROUP, INC.

A Wyoming Corporation

2232 Dell Range Blvd, Ste 245, Cheyenne, WY 82009

(437) 230-7399

July 28, 2021

Division of Corporate Finance

Office of Life Sciences

U. S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	RCMW Group, Inc. (the “Company”)
Offering Statement on Form 1-A/A
Request for Qualification

Ladies and Gentlemen:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified July 29, 2021 at 2:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●	should the U. S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Michael Shenher
Michael Shenher
Chief Executive Officer